                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 9 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)

                 Common Units of Limited Partnership Interests
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  881005 20 1
                              -------------------
                                (CUSIP Number)


                              George H. Valentine
                              Corporate Secretary
                             Terra Industries Inc.
                                 Terra Centre
                               600 Fourth Street
                          Sioux City, Iowa 51102-6000
                                (712) 277-1340
                        -------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 2, 2001
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

    ----------------------                              ----------------------
         CUSIP No.                     13D
         881005 20 1
    ----------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,172,414 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,172,414 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

    ----------------------                              ----------------------
         CUSIP No.                     13D
         881005 20 1
    ----------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Capital, Inc. (Due to direct ownership of 2,716,600 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,889,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,889,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,889,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      75.07% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

    ----------------------                              ----------------------
         CUSIP No.                     13D
         881005 20 1
    ----------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,889,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,889,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,889,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      75.07% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

    ----------------------                              ----------------------
         CUSIP No.                     13D
         881005 20 1
    ----------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Industries Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,889,014 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,889,014 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,889,014 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      75.07% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

          This Amendment No. 9 amends the Schedule 13D dated March 31, 1997 (as amended by Amendments Nos. 1 through 8, the "Schedule 13D") of the Reporting Persons relating to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.  Identity and Background
         -----------------------

          Not amended.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Item 3 is hereby amended by the deletion of the existing second paragraph and substituting in its place the following paragraph:

          "The source of funds used or to be used by Terra or its subsidiaries to acquire additional Common Units is available cash or borrowings under existing bank facilities. After the completion of Terra Capital's most recent purchase of Common Units, the covenants in such bank facilities prohibit further purchases of Common Units by Terra and its subsidiaries. The amount of funds expended for January 1998 and April 1998 purchases totaled $5.88 million. The amount of funds expended for the purchases between May 1, 1998 and May 19, 1998 totaled $4.8 million. The amount of funds expended for the purchases between May 20, 1998 and June 22, 1998 totaled $4.9 million. The amount of funds expended for the purchases between May 6, 1999 and June 30, 1999 totaled $2.0 million. The amount of funds expended for the purchases between July 1, 1999 and July 30, 1999 totaled $3.8 million. The amount of funds expended for the purchases between August 1, 1999 and August 31, 1999 totaled $2.1 million. The amount of funds expended for the purchases between October 30, 2000 and December 20, 2000 totaled $1.98 million. The amount of funds expended for the purchases between December 21, 2000 and January 2, 2001 totaled $2.08 million."

Item 4.  Purpose of Transaction.
         ----------------------

          Item 4 is hereby amended by the deletion of the existing second paragraph and substituting in its place the following paragraph:

          "Terra announced in December 1997 that it may purchase up to 4 million additional Common Units on the open market and through privately negotiated transactions. Terra Capital purchased 86,100 Common Units in late January 1998 and 132,300 Common Units in late April 1998 pursuant to the stock buy-back authority granted by the Terra board of directors. Terra Capital further purchased 185,300 Common Units between May 1, 1998 and May 19, 1998 pursuant to the buyback authority. Terra Capital further purchased 192,300 Common Units between May 20, 1998 and June 22, 1998 pursuant to the buyback authority. Terra Capital further purchased 203,000 Common Units between May 6, 1999 and June 30, 1999 pursuant to the buyback authority. Terra Capital further purchased 182,400 Common Units between July 1, 1999 and July 30, 1999 pursuant to the buyback authority. Terra Capital further purchased 223,800 Common Units between August 1, 1999 and August 31, 1999 pursuant to the buyback authority. Terra Capital further purchased 259,800 Common Units between October 30, 2000 and December 20, 2000 pursuant to the buyback authority. Terra Capital further purchased 240,200 Common Units between December 19, 2000 and January 2, 2001 pursuant to the buyback authority. Under the terms of the Agreement of Limited Partnership, Terra has the right to acquire all outstanding Common Units based on market value when its ownership interest reaches 75%. Its most recent purchases have increased its ownership to 75.07%, thus triggering this right. Although Terra reserves the right to consider in the future whether to acquire all the Common Units pursuant to this right, it does not now have any present plan or intention to do so. However, Terra plans to study the feasibility and potential effects on Terra of exercising such right, including exploring any necessary financing for the acquisition of the remaining Common Units and any required amendments to its bank facilities."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5, section (a) is hereby amended by deleting the second and third sentences of the first paragraph and replacing them with the following sentences: "Terra Capital is the direct beneficial owner of 2,716,600 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 75.07% of the outstanding Common Units."

          Item 5, section (b) is hereby further amended by deleting the second sentence of the first paragraph and replacing it with the following sentence:
"Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,716,600 Common Units beneficially owned by Terra Capital."

          Item 5 is hereby further amended by adding the following table under section (c)(i) to read as follows:

           Purchase Date                   Number of       Price per Unit
           -------------                   ---------       --------------
                                               Units
                                               -----
           12/19/00                            1,000              $8.0000
           12/21/00                           14,900              $8.0000
           12/22/00                           31,900              $8.0000
           12/26/00                            4,500              $7.9292
           12/27/00                            4,400              $7.9446
           01/02/01                          183,500              $8.8750
                                             -------
   Total (between 12/19/00 and 01/02/01)     240,200
   Total (between 10/30/00 and 01/02/01)     500,000

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

          Not amended.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          Not amended.

                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 4, 2001



TERRA NITROGEN CORPORATION

By /s/ George H. Valentine
   -------------------------------------
    George H. Valentine
Its: Vice President and General Counsel


TERRA CAPITAL, INC.

By /s/ George H. Valentine
   -------------------------------------
    George H. Valentine
Its: Vice President and Corporate Secretary


TERRA CAPITAL HOLDINGS, INC.

By /s/ George H. Valentine
   -------------------------------------
    George H. Valentine
Its: Vice President and Corporate Secretary


TERRA INDUSTRIES INC.

By /s/ George H. Valentine
   -------------------------------------
    George H. Valentine
Its: Senior Vice President, General Counsel and
     Corporate Secretary